PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-158385
Dated August 20, 2009



Optimization

Bearish Return Optimization Securities
Linked to the Russell 2000® Index

Tactical Solutions for Bearish Markets

HSBC USA Inc. $5,020,350 Securities linked to the Russell 2000® Index due May 26, 2010

Investment Description

These Bearish Return Optimization Securities Linked to the Russell 2000® Index are senior unsecured notes issued by HSBC USA Inc. (the "Issuer"), which the Issuer refers to as the "securities". The securities are designed to provide enhanced exposure to the potential negative performance of the Russell 2000® Index (the "index"). If on the final valuation date the index ending level is less than the index starting level, at maturity you will receive the principal amount plus a positive return equal to the absolute value of the index return multiplied by 3, up to the maximum gain of 19.50%. If on the final valuation date the index ending level is equal to or greater than the index starting level, at maturity you will receive the principal amount of each security reduced by 1.00% for every 1.00% by which the index ending level exceeds the index starting level. You will not receive interest or dividend payments during the term of the securities. **Investing in the securities involves significant risks. You may lose some or all of your initial investment if the index return is positive. Any payment on the securities is subject to the creditworthiness of the Issuer. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

Features

❑ **Tactical Investment Opportunity:** If you have market exposure similar to the index, the securities may provide an opportunity to hedge a portion of that exposure up to the maximum gain.

❑ **Bear Market Exposure:** At maturity, the securities enhance the absolute value of any negative return of the index up to the maximum gain while providing a 1-for-1 negative return for any positive return of the index. Any payment on the securities is subject to the creditworthiness of the Issuer.

Key Dates

Trade Date	August 20, 2009
Settlement Date	August 25, 2009
Final Valuation Date[1]	May 20, 2010
Maturity Date[1]	May 26, 2010

[1] Subject to postponement in the event of a market disruption event.

Security Offerings

The securities are linked to the performance of the index. The securities are subject to the maximum gain of 19.50%. The securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples in excess thereof.

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The securities offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009 and the terms set forth herein. See "Key Risks" on page 6 of this pricing supplement and the more detailed "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See "Supplemental Plan of Distribution" on page 11 for the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10	$0.09	$9.91
Total	$5,020,350	$45,183.15	$4,975,166.85

UBS Financial Services Inc.   **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to one security offering linked to the index identified on the cover page. The index described in this pricing supplement is a reference asset as defined in the prospectus supplement, and these securities being offered are notes for purposes of the prospectus supplement. The purchaser of a security will acquire an investment instrument linked to the index. Although the security offering relates to the index identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this pricing supplement and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. The Issuer urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Prospectus supplement dated April 9, 2009:

  www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- Prospectus dated April 2, 2009:

  http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to "HSBC" and "Issuer" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated April 9, 2009 and references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 2, 2009.

Investor Suitability

The securities may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential depreciation in the level of the index and you believe the level of the index will decrease moderately over the term of the securities – meaning that such decrease is unlikely to exceed the maximum gain indicated herein at maturity.

- You are willing and able to expose all of your invested principal to the full upside performance of the index and therefore to lose up to 100% of your initial investment.

- You are willing to forgo dividends or other distributions paid on the stocks included in the index.

- You are willing to hold the securities to maturity.

- You do not seek current income from this investment.

- You do not seek an investment for which there is an active secondary market.

- You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You do not believe the level of the index will moderately decrease over the term of the securities, or you believe the level of the index will decrease by more than the indicated maximum gain at maturity.

- You believe that the level of the index will increase over the term of the securities.

- You do not seek an investment with exposure to the index.

- You seek an investment that is principal protected.

- You prefer to receive the dividends or other distributions paid on stocks included in the index.

- You are unable or unwilling to hold the securities to maturity.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You seek current income from this investment.

- You seek an investment for which there will be an active secondary market.

- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances.

Terms	
Issuer	HSBC USA Inc. (A1/AA-)[1]
Principal Amount	$10.00 per security
Term	9 months
Payment at Maturity (per $10 security)	You will receive a cash payment at maturity linked to the performance of the index during the term of the securities. **If the index return is less than zero,** you will receive, for each $10 principal amount security, the sum of (a) the principal amount plus (b) the principal amount multiplied by the **_lesser of_** (i) the maximum gain and (ii) the absolute value of the index return multiplied by the multiplier of 3, calculated as follows: $10.00 + [$10.00 × the lesser of (i) the maximum gain and (ii) the absolute value of the index return multiplied by 3] **If the index return is equal to or greater than 0.00%,** you will lose 1.00% of your principal amount for each 1.00% that the index return is greater than 0.00%, which, for each $10 principal amount security, will be calculated as follows: $10.00 – ($10.00 × index return)
Multiplier	3
Maximum Gain	19.50%
Index Return	$$\frac{\text{Index ending level} - \text{index starting level}}{\text{index starting level}}$$
Index Starting Level	568.68, which was the official closing level of the index on the trade date, as determined by the calculation agent.
Index Ending Level	The official closing level of the index on the final valuation date, as determined by the calculation agent.
Official Closing Level	The official closing level on any scheduled trading day will be the closing level of the index as displayed on Bloomberg Professional® service page "RTY <INDEX>" or, if the closing level of the index is not so displayed, the closing level of the index as determined by the calculation agent.
CUSIP / ISIN	4042EP453 / US4042EP4530
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Trustee	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement.
Paying Agent	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Determining Payment at Maturity

Determine the index return

The index return is equal to the percentage change from the index starting level to the index ending level.

Is the index return less than zero?

Yes →

At maturity, for each $10 principal amount security, you will receive the sum of (a) your principal plus (b) the lesser of (i) the maximum gain and (ii) the absolute value of the index return multiplied by 3, calculated as follows:

$10 + [$10 × the lesser of (i) the maximum gain and (ii) the absolute value of the index return × 3].

No

At maturity, you will receive the principal amount reduced by 1.00% for every 1.00% that the index return is greater than 0.00%, which, for each $10 principal amount security, will be calculated as follows:

$10 – ($10 × index return)

Your securities do not provide any principal protection. As such, you could lose some or all of the principal amount of your securities.

---

[1] HSBC USA Inc. is rated A1 by Moody's Investors Service, Inc. and AA- by Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to the Issuer's ability to pay its obligations under the securities, such as the index ending level, an improvement in the Issuer's credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

What are the tax consequences of the securities?

You should carefully consider, among other things, the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities), more than 5% of any entity included in the index. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, the Issuer's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. Under one reasonable approach, the securities should be treated as executory contracts with respect to the index. The Issuer intends to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from the Issuer, in the opinion of the Issuer's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities in accordance with this approach. Pursuant to this approach, the Issuer does not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and the Issuer intends to treat any gain or loss upon maturity or an earlier sale or exchange as short-term capital gain or loss. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. For example, the securities could be treated as debt instruments that are "short-term debt instruments" or could be treated in a manner similar to "contingent payment debt instruments" for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Short-Term Debt Instruments" and "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a security is required to accrue income in respect of the security prior to the receipt of payments with respect to the security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the index relative to its index starting level. HSBC cannot predict the index ending level on the final valuation date or the official closing level of the index on any other scheduled trading day. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the index. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity for a $10.00 security on a hypothetical offering of the securities, with the following:

Index starting level:	568.68
Multiplier:	3
Maximum gain:	19.50%



40%
20%
0%
-20%
-40%
Return on Investment
-40%
-20%
0%
20%
40%
Index Return
Investors will receive 3 times the negative index return up to the maximum gain of 19.50%
If the negative index return is less than or equal to 6.50%, investors will receive the maximum gain of 19.50%
If the index return is equal to or greater than 0.00%, investors lose 1.00% of their principal amount for every 1.00% that the index return is greater than 0.00%

Index Return		Security Return at Maturity
40.00%	1:1 Loss of Positive Index Return	-40.00%
30.00%		-30.00%
20.00%		-20.00%
10.00%		-10.00%
0.00%		0.00%
-1.00%	3 × Negative Index Return	3.00%
-2.00%		6.00%
-3.00%		9.00%
-4.00%		12.00%
-5.00%		15.00%
-6.50%	3 × Negative Index Return Up to Maximum Gain	19.50%
-10.00%		19.50%
-20.00%		19.50%
-30.00%		19.50%
-40.00%		19.50%

Example 1 — The level of the index decreases from an index starting level of 568.68 to an index ending level of 551.62. The index return is calculated as follows:

(551.62-568.68) / 568.68 = -3.00%

Because the index return is less than zero, the payment at maturity for each $10 principal amount security is calculated as follows:

$10.00 + [$10.00 × the lesser of (i) the maximum gain and (ii) (the absolute value of the index return × 3)]
=$10.00 + [$10.00 × the lesser of (i) 19.50% and (ii) (3.00% × 3)]
=$10.00 + [$10.00 × the lesser of (i) 19.50% and (ii) 9.00%]
=$10.00 + [$10.00 × 9.00%]
=$10.00 + $0.90
=$10.90

Example 2 — The level of the index decreases from an index starting level of 568.68 to an index ending level of 511.81. The index return is calculated as follows:

(511.81- 568.68) / 568.68 = -10.00%

Because the index return is less than zero, the payment at maturity for each $10 principal amount security is calculated as follows:

$10.00 + [$10.00 × the lesser of (i) the maximum gain and (ii) (the absolute value of the index return × 3)]
=$10.00 + [$10.00 × the lesser of (i) 19.50% and (ii) (10.00% × 3)]
=$10.00 + [$10.00 × the lesser of (i) 19.50% and (ii) 30.00%]
=$10.00 + [$10.00 × 19.50%]
=$10.00 + $1.95
=$11.95

Example 3 — The level of the index increases from an index starting level of 568.68 to an index ending level of 682.42. The index return is calculated as follows:

(682.42-568.68) / 568.68 = 20.00%

Because the index return is greater than 0%, the payment at maturity for each $10 principal amount security is calculated as follows:

$10.00 – ($10.00 × index return)
=$10.00 – ($10.00 × 20.00%)
=$10.00 – ($10.00 × 20.00%)
=$10.00 – $2.00
=$8.00

In this case, you would lose some of your principal amount at maturity.

If the index return is negative, the securities will be fully exposed to any increase in the index, and you will lose some or all of your principal amount at maturity.

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but the Issuer urges you to read the more detailed explanation of risks relating to the securities generally in the "Risk Factors" section of the accompanying prospectus supplement. The Issuer also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

♦ **Full Market Risk; You May Lose Some or All of Your Principal:** The return on the securities at maturity is linked to the performance of the index and will depend on whether, and the extent to which, the index return is negative. If the index return is positive, you will lose 1.00% of your principal amount for every 1.00% of the amount by which the index ending level is greater than the index starting level. **YOU MAY LOSE THE ENTIRE PRINCIPAL AMOUNT OF YOUR INVESTMENT.**

♦ **Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity:** You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to HSBC, its affiliates or any other party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the level of the index has declined since the trade date.

♦ **Credit of Issuer:** The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the partial principal protection or any other amounts owed to you under the terms of the securities.

♦ **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction:** The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

♦ **The Securities Will Yield a Return only if the Index Return Is Negative:** The securities will yield a return only if the index ending level is less than the index starting level (a negative index return) on the final valuation date. Your return on the securities will increase the more the index return decreases, but will be capped at the maximum gain. You will not participate in any appreciation of the index, and any increases in the level of the index will adversely affect the return on and trading value of the securities.

♦ **Maximum Gain:** You will not participate in any decrease in the level of the index (as magnified by the multiplier) beyond the maximum gain of 19.50%. **YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE MAXIMUM GAIN**.

♦ **Lack of Liquidity:** The securities will not be listed on any securities exchange or quotation system. One of the Issuer's affiliates intends to offer to repurchase the securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which one of the Issuer's affiliates is willing to buy the securities, which will exclude any fees or commissions you paid when you purchased the securities.

♦ **Market Price Prior to Maturity**: The market price of the securities will be influenced by many factors including the level of the index, volatilities, dividends, the time remaining to maturity of the securities, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

♦ **Potential HSBC Impact on Price:** Trading or transactions by HSBC or its affiliates in the stocks comprising the index or in futures, options, exchange-traded funds or other derivative products on stocks comprising the index, may adversely affect the market value of the stocks comprising the index, the level of the index, and, therefore, the market value of your securities.

♦ **Owning the Securities is Not the Same as Owning the Stocks Underlying the Index:** The return on your securities may not reflect the return you would realize if you actually owned the stocks included in the index. As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the index would have.

♦ **Changes Affecting the Index:** The policies of the reference sponsor (as defined below) concerning additions, deletions and substitutions of the stocks included in the index and the manner in which the reference sponsor takes account of certain changes affecting those stocks included in the index may adversely affect the level of the index. The policies of the reference sponsor with respect to the calculation of the index could also adversely affect the level of the index. The reference sponsor may discontinue or suspend calculation or dissemination of the index. Any such actions could have an adverse effect the value of the securities.

♦ **Potential Conflict of Interest** – HSBC and its affiliates may engage in business with the issuers of the stocks comprising the index, which could affect the price of such stocks or the level of the index and thus, may present a conflict between the obligations of HSBC and you, as a holder of the securities. Additionally, potential conflicts of interest may exist between the calculation agent, who is the issuer of the securities, and you with respect to certain determinations and judgments that the calculation agent must make, which include determining the payment at maturity based on the observed index ending level as well as whether to postpone the determination of the index ending level and the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC:** HSBC, UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities. Any such research, opinions or recommendations could affect the level of the index or the price of the stocks included in the index, and therefore, the market value of the securities.

♦ **Uncertain Tax Treatment:** There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one reasonable approach, the securities should be treated as executory contracts with respect to the index. The

Issuer intends to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from the Issuer, in the opinion of the Issuer's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities in accordance with this approach. Pursuant to this approach, the Issuer does not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and the Issuer intends to treat any gain or loss upon maturity or an earlier sale or exchange as short-term capital gain or loss. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as executory contracts.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a security is required to accrue income in respect of the security prior to the receipt of payments with respect to the security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

Market Disruption Event

If the final valuation date is not a scheduled trading day, then the final valuation date will be the next scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day for which there is no market disruption event. If the market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the final valuation date, and the calculation agent will determine, in its discretion, the official closing level of the index on that date by means of the formula for, and method of calculating of, the index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock in the index (or if an event giving rise to a market disruption event has occurred with respect to a stock in the index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock). If the final valuation date is postponed, then the maturity date will also be postponed until the fourth business day following the postponed final valuation date.

"Market disruption event" means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the Issuer determines is material:

(i) any suspension of or limitation imposed on trading by any relevant exchange or related exchanges or otherwise, (A) relating to any stock included in the index; or (B) in futures or options contracts relating to the index on any related exchange; or

(ii) any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for, any stock included in the index; or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the index on any applicable related exchange; or

(iii) the closure, on any scheduled trading day, of any relevant exchange or any related exchange relating to any stock included in the index prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on such exchange; or (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

"Related exchange" means each exchange or quotation system or any successor or temporary substitute for such exchange or quotation system (provided the Issuer has determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) and where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the index.

"Relevant exchange" means the primary exchange or quotation system for any stock then included in the index.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for their respective regular trading sessions.

This pricing supplement is not an offer to sell and it is not an offer to buy stocks comprising the index. All disclosures contained in this pricing supplement regarding the index, including its make-up, performance, method of calculation, and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the index or stocks comprising the index contained in this pricing supplement. You should make your own investigation into the index as well as stocks included in the index. The reference sponsor has no obligation to continue to publish, and may discontinue publication of, the index. The reference sponsor may discontinue or suspend the publication of the index at any time.

Neither HSBC nor any affiliate of theirs makes any representation that any publicly available information regarding the reference sponsor is accurate or complete. For more information, the Issuer urges you to read the section "Sponsors or Issuers and Reference Asset" on page S-25 in the accompanying prospectus supplement.

The Russell 2000® Index (the "index") ("RTY")

HSBC has derived all information relating to the index, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Russell Investment Group. Russell Investment Group is under no obligation to continue to publish, and may discontinue or suspend the publication of the index at any time.

Russell Investment Group publishes the index.

 RTY is an index calculated, published, and disseminated by the Russell Investment Group, and measures the composite price performance of stocks of 2,000 companies incorporated and domiciled in the United States and its territories. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98.00% of the United States equity market.

RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. RTY is designed to track the performance of the small capitalization segment of the United States equity market.

Only stocks belonging to companies domiciled in the U.S. are allowed into RTY. Preferred and convertible preferred stock, paired shares, redeemable shares, warrants, participating preferred stock, trust receipts, rights, royalty trusts, limited liability companies, pink sheets, limited partnership, OTC Bulletin Board companies and closed-end mutual funds are excluded from RTY. Real Estate Investment Trusts and Beneficial Trusts however, are eligible for inclusion.

In general, only one class of securities of a company is allowed in RTY, although exceptions to this general rule have been made where the Russell Investment Group has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in RTY. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company's shares times the total number of available shares, as described below. Based on closing values on May 31 of each year, the Russell Investment Group reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. As of the last Friday in June of each year, the Russell Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year. Real-time dissemination of RTY began on January 1, 1987.

Computation of RTY

RTY is a capitalization-weighted index. RTY reflects changes in the market value (i.e. capitalization) of the component stocks relevant to their market value on a base date. RTY is determined by adding the market values of the component stocks, which are gotten by multiplying the price of each stock by the number of available shares, to get the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which gives the adjusted capitalization of RTY on the base date of December 31, 1986. The most recently traded price for a security will be used in determining RTY. If a component security is not open for trading, the most recently traded price for that stock will be used. The divisor is adjusted to reflect certain events in order to provide consistency for RTY. The events include changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other changes. Available shares are considered to be available for trading. Exclusion of market value held by other listed companies and large holdings by private investors (10% or more) is based on information recorded in Securities and Exchange Commission filings.

Annual reconstitution is the process by which RTY is completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get bigger or smaller over time, or change in style characteristics. Reconstitution ensures that the correct companies are represented in RTY.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10.00% or more) is based on information recorded in Securities and Exchange Commission filings. Other sources are used in cases of missing or questionable data.

The following types of shares considered unavailable for the purposes of capitalization determinations:

· ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans ("ESOP") or Leveraged Employee Stock Ownership Plans ("LESOP") that comprise 10.00% or more of the shares outstanding are adjusted;
· Corporate cross-owned shares – when shares of a company in RTY are held by another company also in RTY, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;
· Large private and corporate shares – when an individual, a group of individuals acting together, or a corporation not in the index owns 10.00% or more of the shares outstanding. However, institutional holdings (investment companies, partnerships, insurance companies, mutual funds, banks, or venture capital companies) are not included in this class; and
· Unlisted share classes – classes of common stock that are not traded on a United States securities exchange or NASDAQ.

The following summarizes the types of RTY maintenance adjustments and indicates whether or not an index adjustment is required.

· "No Replacement" Rule – Securities that leave RTY for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced. Therefore, the number of securities in RTY will fluctuate according to corporate activity.
· Rule for Corporate Action-Driven Changes – When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a United States securities exchange, the stock is deleted from RTY at the open of trading on the ex-date using the previous day's closing prices.
· When acquisitions or mergers take place within RTY, the stock's capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of RTY. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (i.e. the Russell 3000® Index or the Russell 1000® Index), the shares for the acquiring stock were not adjusted until month end.
· Deleted Stocks – When deleting stocks from RTY as a result of exchange delisting or reconstitution, the price used is the market price on the day of deletion, including potentially the over-the-counter ("OTC") Bulletin Board price. Previously, prices used to reflect delisted stocks were the last traded price on the Primary Exchange. There may be corporate events, like mergers or acquisitions that result in the lack of a current market price for the deleted security and in such an instance the latest Primary Exchange closing price available will be used.
· Additions for Spin-Offs – Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in RTY at the latest reconstitution.
· Quarterly IPO Additions – Eligible companies that have recently completed an initial public offering ("IPO") are added to RTY at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to RTY using their industry's average style probability established at the latest constitution.

In order for a company to be added to RTY in a quarter (outside of reconstitution), the IPO company must meet all Russell U.S. Index eligibility requirements. Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end : (i) price/trade; (ii) rank larger in total market capitalization than the market-adjusted smallest company in RTY as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

Each month, RTY is updated for changes to shares outstanding as companies report changes in share capital to the Securities and Exchange Commission. Only cumulative changes to shares outstanding greater than 5.00% are reflected in RTY. This does not affect treatment of major corporate events, which are effective on the ex-date.

License Agreement with Russell Investment Group

HSBC has entered, or is exploring entering, into a non-exclusive license agreement with Russell Investment Group, whereby HSBC and its affiliates and subsidiary companies, in exchange for a fee, will be permitted to use RTY, which is owned and published by Russell Investment Group, in connection with certain products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by the Russell Investment Group (including its affiliates). Russell Investment Group has not passed on the legality or appropriateness of, or the accuracy or adequacy of descriptions and disclosures relating to the securities. Russell Investment Group makes no representation or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly, or the ability of RTY to track general stock market performance. Russell Investment Group has no relationship to HSBC other than the licensing of RTY and the related trademarks for use in connection with the securities, which index is determined, composed and calculated by Russell Investment Group without regard to HSBC or the securities. Russell Investment Group has no obligation to take the needs of HSBC or the owners of the securities into consideration in determining, composing or calculating RTY. Russell Investment Group is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. Russell Investment Group has no liability in connection with the administration, marketing or trading of the securities.

Russell Investment Group is under no obligation to continue the calculation and dissemination of RTY and the method by which RTY is calculated and the name "Russell 2000®" or "RTY" may be changed at the discretion of Russell Investment Group. No inference should be drawn from the information contained in this pricing supplement that Russell Investment Group makes any representation or warranty, implied or express, to you or any member of the public regarding the advisability of investing in securities generally or in the securities in particular or the ability of RTY to track general stock market performance. Russell Investment Group has no obligation to take into account your interest, or that of anyone else having an interest in determining, composing or calculating RTY. Russell Investment Group is not responsible for, and has not participated in the determination of the timing of, prices for or quantities of, the securities or in the determination or calculation of the equation by which the securities are to be settled in cash. Russell Investment Group has no obligation or liability in connection with the administration, marketing or trading of the securities. The use of and reference to RTY in connection with the securities have been consented to by Russell Investment Group.

Russell Investment Group disclaims all responsibility for any inaccuracies in the data on which RTY is based, or any mistakes or errors or omissions in the calculation or dissemination of RTY.

Historical Performance of RTY

The graph below illustrates the performance of the index from 1/4/99 to 8/20/09 as reported on the Bloomberg Professional® service. The historical levels of the index should not be taken as an indication of future performance, and no assurance can be given that the level of the reference asset will decrease relative to the starting level during the term of the securities. The closing level of the RTY on August 20, 2009 was 568.68.



Discontinuance or Modification of the Index

If the reference sponsor discontinues publication of or otherwise fails to publish the index on any day on which the index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the "successor index"), then that successor index will be deemed to be the index for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to the Issuer and the holders of the securities.

If the index is discontinued or if the reference sponsor fails to publish the index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the applicable official closing level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the index or a successor index is available. In that case, the calculation agent will furnish written notice to the Issuer and the holders of the securities.

If at any time the method of calculating the index or a successor index, or the level thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of that index does not fairly represent the level of the index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. In that case, the calculation agent will furnish written notice to the Issuer and the holders of the securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of, and trading in, the securities.

"Reference sponsor" means Russell Investment Group.

Events of Default and Acceleration

If the calculation agent determines that the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Terms" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated index return. If a market disruption event exists with respect to the index on that scheduled trading day, then the accelerated final valuation date for the index will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the fourth business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution

HSBC has agreed to sell to UBS Financial Services Inc. (the "Agent"), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.